82-2142

invensys

BTRsec/RLS Admin/Letters/2003/0165

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

SUPPL

18 December 2003

04012223

SEC MAIL PROCESSING RECEIVED JAN 02 2004 WASH. D.C. 155 SECTION

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a Press Release concerning the completion of the sale of Metering business for US$650m.

Yours faithfully,

PROCESSED JAN 29 2004 THOMSON FINANCIAL

John R W Clayton
Company Secretary

Copy to: Mr. S Ahmad
Mr. M. Downing

dlw 1/20

SEC MAIL PROCESSING RECEIVED JAN 02 2004 WASH. D.C. 155 SECTION

SEC No 82 - 2142

"emailalert@hemscott.co.uk" <emailalert
18/12/2003 07:27

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Completion of Sale

This Email News Alert service is brought to you by Invensys

RNS Number:4002T
Invensys PLC
17 December 2003

17 December 2003

Invensys completes sale of Metering business for US$650m

Invensys plc announces that it has completed the sale of its Metering business
to a subsidiary of The Jordan Company LLC, for a gross cash consideration of
US$650 million (£388 million1). The proceeds from the sale, which was approved
by shareholders at an Extraordinary General Meeting last week, are expected to
be used by Invensys towards satisfying the Group's liabilities, including debt.

Chief Executive of Invensys, Rick Haythornthwaite, said:

"We are very pleased to have completed the first of our large disposals for a
gross cash consideration of $650 million."

Notes:
1 Based on exchange rate of US$1.674 = £1

Contact:

Brunswick
Nick Claydon / Sophie Fitton / Ben Brewerton +44 (0) 20 7404 5959

About Invensys plc

Invensys is a global leader in production technology. The group helps customers
improve productivity, performance and profitability using innovative services
and technologies and a deep understanding of their industries and applications.

Invensys Production Management works closely with customers to increase
performance of production assets, maximise return on investment in production
and data management technologies and remove cost and cash from the supply chain.
The division includes APV, Avantis, Eurotherm, Foxboro, IMServ, SimSci-Esscor,
Triconex, M&I and Wonderware. These businesses address process and batch
industries -- including oil and gas, chemicals, power and utilities, food and
beverage, pharmaceuticals and personal health care products, metals and

mining
-- plus the discrete and hybrid manufacturing sectors.

Invensys Rail Systems is a global leader in the design, manufacture, supply, installation, commissioning and maintenance of safety-related rail signalling and control systems as well as a complete range of rail signalling and communications products. The business includes Westinghouse Rail Systems Limited (WRSL), Dimetronic Signals, Safetran Systems, Burco Services, Westinghouse Signals Australia and Foxboro Transportation. WRSL was recently awarded a contract valued at more than £850m (US$1.3 billion) for the renewal of signalling on the London Underground.

Invensys also currently serves other market sectors through its Development Division. The businesses in this division are: Appliance Controls, APV Baker, Climate Controls, Hansen Transmissions, Lambda and Powerware. Invensys is actively seeking to develop these businesses through equity partners or new owners.

Invensys operates in more than 60 countries, with its headquarters in London.
For more information, visit www.invensys.com.

END

DISTRBRTMMJBBAJ